Exhibit 21.1

Listing of the Company’s Subsidiaries

NAME	STATE OF INCORPORATION	NAME UNDER WHICH ENTITY DOES BUSINESS

EMJ Metals LLC	Delaware	EMJ Metals LLC

Stainless Insurance Ltd.	Bermuda	Stainless Insurance Ltd.

Earle M. Jorgensen (Canada), Inc.	Ontario, Canada	Earle M. Jorgensen (Canada), Inc.; EMJ Canada; Earle M. Jorgensen Company; Jorgensen Steel; EMJ; E-Metals; Kilsby Jorgensen Steel and Aluminum Inc.; and Kilsby Jorgensen Acier and Aluminum, Inc.